

Mail Stop 7010

March 13, 2007

By US Mail and Facsimile

Carl R. Jonsson
Tupper Jonsson & Yeadon
Barristers & Solicitors
An Association of Lawyers and Law Corporations
1710 - 1177 West Hastings Street
Vancouver, B.C. V6E 2L3
Tel: (604) 640-6357
Fax: (604) 681-0139

> **Re: Caledonia Mining Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 21, 2006**
> **Response letter filed 3/9/07**
> **File No. 0-13345**

Dear Mr. Jonsson:

We have limited our review of your filings to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.   Based on our phone discussion with Mr. Jonsson on March 8, 2007, and viewing
        the letter you submitted on EDGAR on March 9, 2007, we understand that you
        have not provided the information requested in our December 12, 2006 comment
        letter because you decided to permanently close the Barbrook mine. However,
        during our phone discussion, you further clarified that although you believed the
        mine could be made profitable, based on discussions with your technical staff,
        you did not actually have a mine plan, cash flow projection or feasibility study to
        support the characterization of mineralization as reserves, as defined in Industry
        Guide 7. We also understand that during 2005 and earlier, you had found that
        carbon in the gold mineralization made it difficult to recover gold in the
        metallurgical plant in quantities or yields originally anticipated, and which would
        be necessary to have a profitable operation.

        Based on your representations, we do not believe you have complied with the
        provisions of Industry Guide 7, in having reported reserves for the Barbrook mine
        as of December 31, 2005, or at any earlier point. As you know, we provided you
        with detailed guidance on the reserve definitions and disclosure requirements in
        our April 28, 2005 comment letter, during a review of your 2004 Form 20-F; we
        do not see that you have taken this into account. Unless you can demonstrate
        otherwise, we believe that you will need to amend your 2005 Form 20-F to (i)
        remove the reserve quantities attributed to this mine, and (ii) explain that the
        reserve quantities originally reported did not meet the reserve definitions in
        Industry Guide 7, for U.S. reporting purposes.

        Under these circumstances, you should also revisit your accounting policy for
        costs incurred prior to establishing reserves, and the impairment testing you
        completed under SFAS 144 and EITF 04-3 as of each balance sheet date
        presented, and revise your U.S. GAAP accounting to the extent you are not able
        to support the characterization of costs you had capitalized for the Barbrook mine.
        Any adjustments should be reported as error corrections, with a reconciliation of
        the previously reported to the restated amounts, along with an explanation of the
        change. Please ensure that you obtain an updated audit and report from the
        independent accountants to include with your amendment.

Closing Comments

       Please amend you Form 20-F within 10 days of the date of this letter, or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Nasreen Mohammed at (202) 551-3773, or in her absence, Karl Hiller at (202) 551- 3686 with any questions on the financial statements. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief